UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

February 2008 Up 20.0% Year over Year

Mexico City, March 6, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2008 increased by 20.0% when compared to February 2007.

All figures in this announcement reflect comparisons between February 1 through February 28 for the year 2007, and February 1 through February 29 for the year 2008. Excluding February 29, 2008 from the year-over-year comparison, total, domestic and international passenger traffic would have increased by 15.4%, 23.3% and 11.5%, respectively. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2007	February 2008	% Change
Cancún	175,325	225,576	28.7
Cozumel	4,271	6,611	54.8
Huatulco	19,004	18,427	(3.0)
Mérida	71,658	96,490	34.7
Minatitlán	13,160	12,729	(3.3)
Oaxaca	33,247	40,841	22.8
Tapachula	14,954	17,997	20.3
Veracruz	58,540	75,981	29.8
Villahermosa	53,110	74,951	41.1
Total Domestic	443,269	569,603	28.5

International
Airport	February 2007	February 2008	% Change
Cancún	793,893	921,956	16.1
Cozumel	44,442	46,660	5.0
Huatulco	13,692	18,234	33.2
Mérida	10,690	10,280	(3.8)
Minatitlán	188	290	54.3
Oaxaca	2,726	3,971	45.7
Tapachula	450	476	5.8
Veracruz	4,649	5,580	20.0
Villahermosa	3,503	3,811	8.8
Total International	874,233	1,011,258	15.7

Total
Airport	February 2007	February 2008	% Change
Cancún	969,218	1,147,532	18.4
Cozumel	48,713	53,271	9.4
Huatulco	32,696	36,661	12.1
Mérida	82,348	106,770	29.7
Minatitlán	13,348	13,019	(2.5)
Oaxaca	35,973	44,812	24.6
Tapachula	15,404	18,473	19.9
Veracruz	63,189	81,561	29.1
Villahermosa	56,613	78,762	39.1
ASUR Total	1,317,502	1,580,861	20.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 6, 2008